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                                                                    Exhibit 99.2

October 23, 1995



Dear Shareholder:

We were pleased to announce third quarter 1995 earning results for Corpus Christi Bancshares, Inc. as set forth in our enclosed press release on October 19, 1995. As shown on the schedule included with this letter, net income for the third quarter was $430,399 as compared with $507,977 for the same quarter, 1994. Net income for the nine month period ended September 30, 1995 was $1,295,766 ($.77 per share), up $68,836 compared with $1,226,930 ($.73 per share) for the same period last year.

As you will note, third quarter results before taxes increased some 36.2%. While operating earnings increased during the quarter, the increase was not sufficient to overcome the effect of the Company's having exhausted its tax loss carryforward during 1994. However, the before tax operating results are indicative of the Company's realization of its announced strategic plan.

The Company's branch expansion during the fourth quarter of 1994 provided better delivery of service which continues to enable your Company to build its franchise, thus enhancing shareholder value. Further, on July 5, 1995, we announced that we had entered into a definitive agreement to purchase the First National Bank of Taft, Texas. We are pleased to tell you that acquisition has now been approved by the First National Bank's shareholders and all regulators. Management presently believes that the acquisition should be completed on or about November 1, 1995. The acquisition will further help to improve the efficiency of your Company and is an integral facet of the Company's strategic plan.

On October 18, 1995 the Company's Board adopted a shareholder rights plan that provides for rights to be issued to shareholders of record on November 3, 1995. This action was taken after long and careful consideration in connection with implementing the Company's strategic plan. The adoption of a shareholder rights plan has become common practice for public companies including financial institutions, and a well-accepted approach to ensuring that all shareholders receive a fair price and are treated equally in the event of a takeover. More than 1,600 public companies (including 60% of the "Fortune 500") have adopted shareholder rights plans. The principal purpose of the shareholder rights plan is to preserve the Company's long-term value by deterring potential hostile bidders from attempting to use unfair tactics to seize control of the Company without treating all shareholders equally and without paying the full value of their shares. While the Board continues to believe that the best way to maximize shareholder's value is to continue to pursue its strategic plan to build franchise value and allow time for the results of its strategic plan implementation to be recognized in the market value of the Company's stock, the Board is not opposed to a sale of the Company. In the event the Company were to receive an unsolicited acquisition proposal, the Board would fulfill its fiduciary duties to the Company's shareholders by
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Shareholders
October 23, 1995
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reviewing and responding appropriately to such proposal, which would include a decision to agree to a sale of the Company if that were in the best interests of shareholders. The shareholder rights plan should encourage any potential bidder to make a fully priced offer for all of the Company's stock and should facilitate the Board's ability to act in the best interests of all shareholders.

Under the plan, the rights will initially trade together with the Company's common stock and will not be exercisable. The rights will become exercisable and allow the holder to acquire the Company's common stock at a discounted price if a person or group acting in concert acquired 20 percent or more of the Company's common stock. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. Thus, the purpose of a rights plan is to encourage potential bidders to negotiate with your Board of Directors for a fair transaction that is in the best interests of all shareholders, in which case the Board could redeem the rights to allow the transaction to occur. The plan also includes an exchange option. In general, after the rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the rights - other than rights that have become void - for shares of the Company's common stock. Under the exchange option, the Company would issue one share of common stock for each right, subject to adjustment in certain circumstances.

The Company Board of Directors may, at its option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable, which gives the Board the flexibility to eliminate the rights whenever it believes that would be in the best interests of all shareholders. The rights will expire on October 18, 2005, unless earlier redeemed by the Board of Directors.

The issuance of the rights will not affect reported earnings per share and will not change the way in which the Company's common stock is currently traded unless and until the 20 percent threshold is crossed by a person or a group acting in concert.

We appreciate the continued loyalty and support of our shareholders. Working together, we believe that the future shareholder value of Corpus Christi Bancshares, Inc. will continue to grow as we serve the needs of our market.

Sincerely yours,


John T. Wright, III                          R. Jay Phillips
Chairman of the Board                        President and
                                             Chief Executive Officer